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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins 212-871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC Mail
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Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA KWAK
Notary Public, State of New York
No. 01KW6178581
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[signature]
Signature

Secretary and Director
Title

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This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. operations → cash flows
- ☒ (d) Statement of ~~Changes in~~ Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
Riverbank Capital Securities, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Riverbank Capital Securities, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenues reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2009, less total revenues reported on the Company's FOCUS reports for the period from January 1, 2009 through March 31, 2009, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no mathematical errors.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

New York, New York
February 25, 2010

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2009

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2009

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplementary information contained on page 12 is presented for the purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

New York, New York
February 25, 2010

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	331,469
Accounts receivable		394,873
Warrants - at fair value		68,100
Property and equipment, net of accumulated depreciation of $46,867		1,599
Other assets		18,108
	$	814,149
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	492,219
Deferred income taxes		3,600
Due to affiliate		18,168
Total liabilities		513,987
Commitments and contingencies (Notes 4, 5, 6, 7 and 8)		
Stockholders' equity		
Common stock, $.001 par value; 100 shares authorized, 75 issued and outstanding		-
Additional paid-in capital		75,000
Retained earnings		225,162
Total stockholders' equity		300,162
	$	814,149

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2009

Revenue	
Placement fee income	$ 1,130,589
Interest	2,283
Unrealized depreciation on warrants	(12,000)
	1,120,872
Expenses	
Salaries and benefits	924,831
Professional fees	43,224
Office expenses	17,049
Rent and occupancy	17,047
Regulatory fees	16,429
Other operating expenses	15,842
Depreciation	3,882
Insurance	752
	1,039,056
Income before provision for income taxes	81,816
Provision for income taxes	11,780
Net income	$ 70,036

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2009

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2009	75	$ -	$ 75,000	$ 155,126	$ 230,126
Net income, year ended December 31, 2009	-	-	-	70,036	70,036
Balance at December 31, 2009	75	$ -	$ 75,000	$ 225,162	$ 300,162

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$	70,036
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,882
Unrealized depreciation on warrants		12,000
Deferred income taxes		2,700
Warrants received as income		(38,700)
Changes in operating assets and liabilities		
Accounts receivable		(394,873)
Other assets		(147)
Accounts payable and accrued expenses		456,997
Due to affiliate		18,052
Net cash provided by operating activities		129,947
Net increase in cash and cash equivalents		129,947
Cash and equivalents, beginning of the year		201,522
Cash and equivalents, end of the year	$	331,469
Supplemental disclosure of cash flow information		
Income taxes paid	$	14,883

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the SEC.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies which operate in the bio-technology industry. The Company operates from its shared office facility located in New York, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. The Company's assets are primarily computers and telephone equipment with estimated useful lives of between three and five years.

Revenue Recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities.

Warrants

Warrants held by the Company are carried at fair value. The changes in fair value of the warrants are computed using the Black-Scholes Option Pricing Model. The change in the fair value of warrants is recognized in the statement of operations.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax.

The Company accounts for New York City income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2009.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted guidance issued by the Financial Accounting Standards Board with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There was no effect to the Company upon adopting this new guidance.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENT

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into an Office Services Agreement with an affiliate in which the affiliate provides office space, payroll, office and administrative services to the Company. The Company reimburses the affiliate for its share of such expenses. For the year ended December 31, 2009, reimbursable expenses amounted to $208,803, of which $18,169 is unpaid at December 31, 2009.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $189,360, which exceeded its required minimum net capital of $34,046 by $155,314.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2009.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company has determined the fair value of certain assets as of December 31, 2009, through as follows:

	Fair Value
Warrants to acquire common stock	$ 68,100

The following table presents the Company's fair value hierarchy for the above assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Market Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Warrants to acquire common stock	$ -	$ 68,100	$ -

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table provides a summary of changes in fair value of the Company's assets, as well as the portion of gains or losses included in income attributable to unrealized depreciation that relate to those assets held at December 31, 2009:

	Warrants to Acquire Common Stock
Balance at January 1, 2009	$ 41,400
Warrants granted from private placements	38,700
Unrealized depreciation on warrants	(12,000)
Balance at December 31, 2009	$ 68,100

The fair value of warrants received by the Company, in connection with private placements of securities, has been estimated by management in the absence of a readily ascertainable market value. At December 31, 2009, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants is $68,100. The assumptions used in the Black-Scholes Option Pricing Model were (i) strike prices ranging from $1.70 - $6.00, (ii) share prices between $0.09 – 2.96, (iii) estimated holding period of approximately 3 years from December 31, 2009, (iv) volatility between 87.45% - 116.23% and (v) a risk free interest rate of 2.69%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

NOTE 7 - INCOME TAXES

Provision (benefit) for income taxes for the year ended December 31, 2009, consists of the following:

New York City - current	$ 9,080
New York City - deferred	2,700
	$ 11,780

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation on fixed assets, and (iii) organizational costs capitalized for income tax purposes.

NOTE 8 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, the date on which these financial statements were issued.

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS
REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Stockholders' equity	$ 300,162
Allowable credits - deferred income tax liability	3,600
	303,762
Less non allowable assets	
Warrants - at fair value	(68,100)
Property and equipment, net	(1,599)
Other assets	(38,171)
Total net capital before haircuts	195,892
Less haircuts on securities	
Money market funds	(6,532)
Net capital	$ 189,360
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 34,046
Excess net capital	$ 155,314
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$ 138,321
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 510,387
Ratio of aggregate indebtedness to net capital	3:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the FOCUS report Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

See accompanying notes to financial statements.

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in and of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of *significant deficiencies*, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

New York, New York
February 25, 2010